Exhibit 99.1

TANQUERAY EXPLORATION LTD.
#500, 301 8 Ave SW
Calgary, Alberta
T2P 1C5
(email - MWayne@IAGTO.CA)

January 13, 2015
BY E-MAIL
Gold Standard Ventures Corp.
Suite 610 - 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

Attention:           Jonathan T. Awde  - President and Chief Executive Officer
(email - jonathan@goldstandardv.com)

Dear Mr. Awde:

Re:	Tanqueray Exploration Ltd. - Purchase of Certain Mining Interests located in Elko, Eureka and Mineral Counties, Nevada from Gold Standard Ventures Corp.

Further to our letter of intent dated May 29, 2014, as amended August 1, 2014, August 27, 2014 and October 10, 2014 (collectively the “LOI”) with respect to the purchase by Tanqueray Exploration Ltd. (“Tanqueray”) of all of the right, title and interest of Gold Standard Ventures Corp. and its wholly-owned subsidiaries Gold Standard Ventures (US) Inc. and JKR Gold Resources (USA) Inc. (collectively “Gold Standard”) in and to the Property, we write to confirm our understanding of certain further amendments to the terms and conditions of the LOI as set out below. Unless otherwise defined, capitalized terms used in this letter shall have the meanings ascribed to such terms in the LOI.

We confirm that the LOI is hereby amended as follows:

1.	Paragraph 9.1 of the LOI is amended by further extending the Long Stop Date after which time either Party may terminate the LOI upon written notice to the other Party until February 28, 2015.

2.
Gold Standard covenants and agrees to reimburse Tanqueray, up to a maximum of $11,432, for actual out of pocket costs and expenses incurred by Tanqueray to arm’s length third parties in connection with the day to day operations of Tanqueray as presently conducted up to February 28, 2015, such reimbursement to be made within 10 business days following delivery of the applicable invoices from Tanqueray to Gold Standard.

3.	Save and except as amended hereby, the LOI remains in full force and effect in accordance with its terms.

4.
This letter shall be governed by and construed in accordance with the laws of the Province of British Columbia without regard for choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction.

5.	The LOI, as amended hereby, shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

6.
This letter may be executed in one or more counterparts and delivered by facsimile or scanned email attachment, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the date first above written.

If the foregoing is acceptable to you, please indicate your acceptance by signing and returning one copy of this letter to us at your earliest convenience.

Yours truly,

TANQUERAY EXPLORATION LTD.

Per:	/s/ Mark Wayne
Mark Wayne
Chief Executive Officer

I have authority to bind the Corporation

ACCEPTED AND AGREED TO effective the 13th day of January, 2015 by:

GOLD STANDARD VENTURES CORP.

Per:	/s/ Jonathan T. Awde
Jonathan T. Awde
President and Chief Executive Officer

I have authority to bind the Corporation

TANQUERAY EXPLORATION LTD.
#500, 301 8 Ave SW
Calgary, Alberta
T2P 1C5
(email - MWayne@IAGTO.CA)

October 10, 2014
BY E-MAIL
Gold Standard Ventures Corp.
Suite 610 - 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

Attention:           Jonathan T. Awde  - President and Chief Executive Officer
(email - jonathan@goldstandardv.com)

Dear Mr. Awde:

Re:	Tanqueray Exploration Ltd. - Purchase of Certain Mining Interests located in Elko, Eureka and Mineral Counties, Nevada from Gold Standard Ventures Corp.

Further to our letter of intent dated May 29, 2014, as amended August 1, 2014 and August 27, 2014 (collectively the “LOI”) with respect to the purchase by Tanqueray Exploration Ltd. (“Tanqueray”) of all of the right, title and interest of Gold Standard Ventures Corp. and its wholly-owned subsidiaries Gold Standard Ventures (US) Inc. and JKR Gold Resources (USA) Inc. (collectively “Gold Standard”) in and to the Property, we write to confirm our understanding of certain further amendments to the terms and conditions of the LOI as set out below. Unless otherwise defined, capitalized terms used in this letter shall have the meanings ascribed to such terms in the LOI.

We confirm that the LOI is hereby amended as follows:

1.	Paragraph 9.1 of the LOI is amended by further extending the Long Stop Date after which time either Party may terminate the LOI upon written notice to the other Party until December 16, 2014.

2.
Gold Standard covenants and agrees to reimburse, up to a maximum of $29,000, Tanqueray for its actual out of pocket costs and expenses incurred in connection with Tanqueray’s Special Meeting of shareholders held on September 25, 2014 including, but not limited to, the fees and expenses of Tanqueray’s transfer agent and registrar, Computershare Trust Company of Canada, and auditor, BDO Canada LLP, such reimbursement to be made within 10 business days following delivery of the applicable invoices from Tanqueray to Gold Standard.

3.	Save and except as amended hereby, the LOI remains in full force and effect in accordance with its terms.

4.
This letter shall be governed by and construed in accordance with the laws of the Province of British Columbia without regard for choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction.

5.	The LOI, as amended hereby, shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

6.
This letter may be executed in one or more counterparts and delivered by facsimile or scanned email attachment, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the date first above written.

If the foregoing is acceptable to you, please indicate your acceptance by signing and returning one copy of this letter to us at your earliest convenience.

Yours truly,

TANQUERAY EXPLORATION LTD.

Per:	/s/ Mark Wayne
Mark Wayne
Chief Executive Officer

I have authority to bind the Corporation

ACCEPTED AND AGREED TO effective the 10th day of October, 2014 by:

GOLD STANDARD VENTURES CORP.

Per:	/s/ Jonathan T. Awde
Jonathan T. Awde
President and Chief Executive Officer

I have authority to bind the Corporation

TANQUERAY EXPLORATION LTD.
#500, 301 8 Ave SW
Calgary, Alberta
T2P 1C5
(email - MWayne@IAGTO.CA)

August 27, 2014
BY E-MAIL
Gold Standard Ventures Corp.
Suite 610 - 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

Attention:           Jonathan T. Awde  -  President and Chief Executive Officer
(email - jonathan@goldstandardv.com)

Dear Mr. Awde:

Re:	Tanqueray Exploration Ltd. - Purchase of Certain Mining Interests located in Elko, Eureka and Mineral Counties, Nevada from Gold Standard Ventures Corp.

Further to our letter of intent dated May 29, 2014, as amended August 1, 2014 (together the “LOI”) with respect to the purchase by Tanqueray Exploration Ltd. (“Tanqueray”) of all of the right, title and interest of Gold Standard Ventures Corp. and its wholly-owned subsidiaries Gold Standard Ventures (US) Inc. and JKR Gold Resources (USA) Inc. (collectively “Gold Standard”) in and to the Property, we write to confirm our understanding of certain further amendments to the terms and conditions of the LOI as set out below. Unless otherwise defined, capitalized terms used in this letter shall have the meanings ascribed to such terms in the LOI.

We confirm that the LOI is hereby amended as follows:

1.
Paragraphs 3.1 and 8.2(d) of the LOI are amended by increasing the proceeds to be raised by Tanqueray under the concurrent financing as a condition to Closing of the purchase and sale of the Property from $1,300,000 to $1,500,000, which condition shall be a mutual condition of both Tanqueray and Gold Standard for the purposes of paragraph 8.1 of the LOI.

2.
Paragraph 4.5 of the LOI is amended by extending the date on or before which Tanqueray’s Special Meeting to approve, among other things, the Special Meeting Matters must be held from September 12, 2014 to September 25, 2014.

3.	Paragraph 8.3 of the LOI is amended by inserting the following as an additional condition of Closing in favour of Gold Standard:

“8.3(e)	holders of not more than 2.5% of the issued and outstanding common shares of Tanqueray exercise dissent rights with respect to the Continuation of Tanqueray into the Province of British Columbia.”

4.	Paragraph 9.1 of the LOI is amended by extending the Long Stop Date after which time either Party may terminate the LOI upon written notice to the other Party until October 10, 2014.

5.	Save and except as amended hereby, the LOI remains in full force and effect in accordance with its terms.

6.
This letter shall be governed by and construed in accordance with the laws of the Province of British Columbia without regard for choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction.

7.	The LOI, as amended hereby, shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

8.
This letter may be executed in two or more counterparts and delivered by facsimile or scanned email attachment, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the date first above written.

If the foregoing is acceptable to you, please indicate your acceptance by signing and returning one copy of this letter to us at your earliest convenience.

Yours truly,

TANQUERAY EXPLORATION LTD.

Per:	/s/ Mark Wayne
Mark Wayne
Chief Executive Officer

I have authority to bind the Corporation

ACCEPTED AND AGREED TO this 27th day of August, 2014 by:

GOLD STANDARD VENTURES CORP.

Per:	/s/ Jonathan T. Awde
Jonathan T. Awde
President and Chief Executive Officer

I have authority to bind the Corporation

TANQUERAY EXPLORATION LTD.
#500, 301 8 Ave SW
Calgary, Alberta
T2P 1C5
(email - MWayne@IAGTO.CA)

August 1, 2014
BY E-MAIL
Gold Standard Ventures Corp.
Suite 610 - 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

Attention:           Jonathan T. Awde  -  President and Chief Executive Officer
(email - jonathan@goldstandardv.com)

Dear Mr. Awde:

Re:	Tanqueray Exploration Ltd. - Purchase of Certain Mining Interests located in Elko, Eureka and Mineral Counties, Nevada from Gold Standard Ventures Corp.

Further to our letter of intent dated May 29, 2014 (the “LOI”) with respect to the purchase by Tanqueray Exploration Ltd. (“Tanqueray”) of all of the right, title and interest of Gold Standard Ventures Corp. and its wholly-owned subsidiaries Gold Standard Ventures (US) Inc. and JKR Gold Resources (USA) Inc. (collectively “Gold Standard”) in and to the Property, we write to confirm our understanding of certain amendments to the terms and conditions of the LOI as set out below. Unless otherwise defined, capitalized terms used in this letter shall have the meanings ascribed to such terms in the LOI.

We confirm that the LOI is hereby amended as follows:

1.
For greater certainty, the Property is comprised of all of Gold Standard’s right, title and interest in and to the Safford-CVN, East Bailey and East Camp Douglas projects in Eureka, Elko and Mineral counties, respectively, Nevada, which are the subject of separate independent technical reports dated May 23, 2014 prepared by APEX Geoscience Ltd., of Edmonton, Alberta in compliance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects entitled “Technical Report on the Safford Canyon - Crescent Valley North Project, Eureka County, Nevada, USA”, “Technical Report on the East Bailey Project, Elko County, Nevada, USA” and “Technical Report on the East Camp Douglas Project, Mineral County, Nevada, USA”, respectively.

2.
Paragraphs 3.1 and 8.2(d) of the LOI are amended by increasing the proceeds to be raised by Tanqueray under the concurrent financing as a condition to Closing of the purchase and sale of the Property from $800,000 to $1,300,000.

3.
Paragraph 3.4 of the LOI is amended to provide that upon Closing of the purchase and sale of the Property, Tanqueray shall reimburse Gold Standard for all fees, taxes, lease, advance royalty and other payments made by Gold Standard to maintain the Property in good standing since the date of the LOI, being May 29, 2014, including, but not limited to, United States Bureau of Land Management fees, state and county taxes and payments to lessors and other holders of mineral claims, fee lands and surface, water and other rights forming part of the Property.

4.
Paragraph 4.5 of the LOI is amended by extending the date on or before which Tanqueray’s Special Meeting to approve, among other things, the Special Meeting Matters must be held from August 15, 2014 to September 12, 2014.

5.	Save and except as amended hereby, the LOI remains in full force and effect in accordance with its terms.

6.
This letter shall be governed by and construed in accordance with the laws of the province of British Columbia without regard for choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction.

7.	The LOI, as amended hereby, shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

8.
This letter may be executed in two or more counterparts and delivered by facsimile or scanned email attachment, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the date first above written.

If the foregoing is acceptable to you, please indicate your acceptance by signing and returning one copy of this letter to us at your earliest convenience.

Yours truly,

TANQUERAY EXPLORATION LTD.

Per:	/s/ Mark Wayne
Mark Wayne
Chief Executive Officer

I have authority to bind the Corporation

ACCEPTED AND AGREED TO this 1st day of August, 2014 by:

GOLD STANDARD VENTURES CORP.

Per:	/s/ Jonathan T. Awde
Jonathan T. Awde
President and Chief Executive Officer

I have authority to bind the Corporation

Exhibit 99.1

TANQUERAY EXPLORATION LTD.
#310 - 505 - 8th Avenue
Calgary, Alberta
T2P 1G2
(mwayne@mgisecurities.com)

May 29, 2014
BY E-MAIL

Gold Standard Ventures Corp.
Suite 610 - 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

Attention:           Jonathan T. Awde
President and Chief Executive Officer
(email - jonathan@goldstandardv.com)

Dear Mr. Awde:

Re:	Tanqueray Exploration Ltd. - Offer to Purchase Certain Mining Interests located in Elko, Eureka and Mineral Counties, Nevada from Gold Standard Ventures Corp.

1.         Description of the Property:

Gold Standard Ventures Corp., indirectly through its wholly-owned subsidiaries Gold Standard Ventures (US) Inc. and JKR Gold Resources (USA) Inc. (collectively “Gold Standard”), owns or controls, by way of mining leases and other contractual arrangements, certain unpatented mining claims situated in Elko and Eureka Counties, Nevada including, but not limited to, the “East Bailey” project (collectively the “CVN Project”) and Gold Standard further holds a mining lease with option to purchase agreement with Diversified Inholdings, LLC (the “Diversified Lease”) over 277 unpatented mineral claims and 80 acres of fee land encompassing a total of 5,026 acres situated in the Walker Lane Trend of Mineral County, Nevada (the “Camp Douglas Project”), each as more particularly described in Exhibit A hereto.

2.         Description of Transaction:

Subject to the terms and conditions set out herein, this letter constitutes an offer (the “Offer”) by Tanqueray to purchase all of the right, title and interest of Gold Standard in and to the CVN Project and the Camp Douglas Project including, but not limited to, all rights and benefits appurtenant thereto owned or controlled by Gold Standard, including surface rights, land use permits, leases and water rights, if any and to the extent that such rights and benefits are transferable (collectively the “Property”), but excluding reclamation bonds relating to the Property in the amount of US$61,325.17.  Upon acceptance by Gold Standard, this Offer shall constitute a binding letter of intent (the “LOI”) between Gold Standard and Tanqueray (each a “Party” and together the “Parties”) for the purchase and sale of the Property on the terms and conditions set out herein and will govern the rights and obligations of the Parties with respect to the Property and the transactions contemplated herein until such time as the Parties enter into a formal purchase and sale agreement and ancillary agreements, as the case may be, (collectively the “Formal Agreement”) or this LOI has been terminated in accordance with its terms.  Upon execution and delivery of the Formal Agreement by the Parties, this LOI shall be superseded and replaced in its entirety by the Formal Agreement.

3.         Purchase Terms:

The Parties agree to the following terms:

3.1           The Purchase Price.     In consideration for the Property, Tanqueray shall pay to Gold Standard a purchase price of $3,150,000 (the “Purchase Price”), which Purchase Price will be payable on Closing (as hereinafter defined) through the issuance of 60,000,000 common shares in the capital stock of Tanqueray, as such shares are currently constituted (the “Tanqueray Shares”), at a deemed price of $0.05 per share by Tanqueray to Gold Standard and $150,000 by certified cheque or wire. The $150,000 is to be paid only from proceeds from a concurrent financing of at least $800,000, at no less than $0.20 per share, post a 3-1 rollback..

3.2           Allocation of Purchase Price and Tax Structuring.     The Parties will cooperate and work together in good faith to determine (a) a fair and reasonable allocation of the Purchase Price between the CVN Project and the Camp Douglas Project, having regard to Gold Standard’s respective adjusted cost bases thereof, and (b) the optimal taxation structure for both Parties in completing the transaction contemplated hereby, which may involve Tanqueray acquiring the shares of one or more subsidiaries of Gold Standard that hold the Property. Tanqueray acknowledges and agrees that Gold Standard may, in its sole discretion, transfer all or part of the Property amongst its subsidiaries for the purposes of facilitating the transfer of the Property from Gold Standard to Tanqueray.

3.3           Closing.     Subject to Paragraph 9.1 below, closing of the purchase and sale of the Property (the “Closing”) shall take place within five (5) business days following the satisfaction or waiver of all of the conditions set out in Paragraphs 8.1, 8.2 and 8.3 below.

3.4           Issue of Tanqueray Shares.     Upon Closing, Tanqueray shall issue and deliver a certificate representing 60,000,000 Tanqueray Shares to or to the order of Gold Standardand a certified cheque in the amount of $150,000 in full and final settlement of the Purchase Price.

3.5           Gold Standard Conveyance.     In exchange for the Purchase Price set out in Paragraph 3.1, upon Closing, Gold Standard shall irrevocably convey, transfer and assign all of its right, title and interest in and to the Property to Tanqueray, free and clear of any and all liens, charges, mortgages, hypothecs, pledges, security interests or other encumbrances (collectively “Encumbrances”) arising by or through Gold Standard, save and except for those Encumbrances set out in Exhibit B hereto (the “Permitted Encumbrances”).

4.         Representations, Warranties and Covenants of Tanqueray:

4.1        Representations and Warranties.     Tanqueray represents and warrants to and in favour of Gold Standard that:

(a)
Tanqueray is duly organized, validly existing and in good standing under the laws of Alberta, is registered or qualified to carry on business in all jurisdictions where the nature of its assets or its business require such registration or qualification, and has full power and authority to own its assets and properties and to carry on its business;

(b)
Tanqueray has no subsidiaries and does not own or have an interest or investment in any other corporation, partnership, firm, joint venture, syndicate, association, trust, or other form of entity whatsoever (collectively a “Person”), save and except as disclosed in the Tanqueray Financial Statements (as hereinafter defined);

(c)	Tanqueray is authorized to issue an unlimited number of common shares without par value, of which 8,251,948 common shares are validly issued as fully paid and non-assessable as of the date hereof;

(d)
save and except as disclosed in the Tanqueray Financial Statements, there are no outstanding options, warrants, rights, obligations or other entitlements for the purchase, subscription or issuance of any shares or other securities of Tanqueray or securities convertible into or exchangeable for securities of Tanqueray and no such options, warrants, rights, obligations or other entitlements have been authorized or agreed to be issued by Tanqueray;

(e)
except to Linda Falkenberg and Alan Farmer, there is no indebtedness outstanding from or to any of the directors, officers or shareholders of Tanqueray and Tanqueray has not given any loan, guarantee, indemnification or financial assistance, to or in support of any Person;

(i) the debt to Linda Falkenberg shall be settled in full at closing by the following: transfer of certain current assets from TQY (specifically share positions in
a) Forum Uranium and Puma)
b) transfer of the royalty interest in a shut in oil well on the McMullen property issuance of a cheque made payable to or to the order of Linda Falkenberg

c) from bank account of TOY on or before one week before closing date, leaving minimum $500 in account. For additional clarity, no monies raised from concurrent financing will be allocated to payables owing to Linda Falkenberg.

(ii) the debt to Alan Farmer, former officer of the Company, is approximately $10,000 and is currently in dispute.

(f)
the audited financial statements of Tanqueray for the fiscal year ended December 31, 2013, and the unaudited interim financial statements of Tanqueray for the subsequent three month period ended March 31, 2014 (collectively the “Tanqueray Financial Statements”) as filed on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of Tanqueray as at the dates thereof;

(g)
Tanqueray has good and marketable title to its assets, including those reflected in the Tanqueray Financial Statements or which have been acquired since the date of the latest statement of financial position contained in the Tanqueray Financial Statements, free and clear of all Encumbrances whatsoever, and none of Tanqueray’s assets are in the possession of or under the control of any other Person;

(h)
save and except as disclosed in the Tanqueray Financial Statements and liabilities and obligations incurred since the date of the latest statement of financial position contained in the Tanqueray Financial Statements in the normal and ordinary course of business, which liabilities and obligations do not exceed, in the aggregate, $5,000, Tanqueray has no debts, liabilities or obligations, contingent or otherwise, whatsoever as of the date hereof;

(i)	since the date of the latest statement of financial position contained in the Tanqueray Financial Statements:

(i)	Tanqueray has carried on its business in the ordinary and normal course of its business;

(ii)	there has not been any changes in the condition or operations of the business, assets or financial affairs of Tanqueray which are, individually or in the aggregate, materially adverse;

(iii)	Tanqueray has not incurred or assumed any obligation or liability (fixed or contingent), except unsecured current obligations and liabilities incurred in the ordinary course of business; and

(iv)	no capital expenditures have been authorized, committed or made by Tanqueray;

(i)
Tanqueray has, within the times and in the manner prescribed by law, filed all tax reports and returns required to be filed by it and has duly paid all income, business, property, sales, use, value-added, withholding, customs, excise, alternate minimum capital and other taxes required to be reported upon or paid to any domestic or foreign jurisdiction and all interest and penalties thereon and other charges (collectively “Taxes”) now due or now claimed to be due, by any federal, provincial, state, municipal, county or regional governmental or quasi-governmental authority, domestic or foreign, and bureau, board, administrative or other agency or regulatory body or instrumentality thereof (collectively a “Governmental Authority”) and there are no proceedings, investigations, or claims now threatened or pending against Tanqueray in respect of any Taxes, nor are there any matters under discussion with any Governmental Authority relating to Taxes, nor are there any tax liens outstanding against any of the assets or shares of Tanqueray;

(j)
there are no proceedings pending for, and no basis for the institution of any proceedings leading to, the dissolution or winding up of Tanqueray or the placing of Tanqueray in bankruptcy or subject to any other laws governing the affairs of insolvent corporations and Tanqueray is able to satisfy its liabilities as they generally become due;

(k)	as of the date hereof, Tanqueray does not carry on any active business and has no material assets, except for certain mining claims, attached hereto;

(m)
Tanqueray is in compliance, in all material respects, with any and all local, provincial, state and federal statutes, laws, ordinances, rules, regulations, judicial or administrative decisions or directives, permits, licenses or authorizations applicable thereto (collectively “Applicable Laws”) including, but not limited to, Applicable Securities Laws (as hereinafter defined) and Tanqueray has not received any notice of failure to comply therewith and there are no outstanding orders from any Governmental Authority having jurisdiction over Tanqueray nor are there any matters under discussion with any such authorities relating to the business of Tanqueray;

(n)
Tanqueray is not a party to or bound by any agreement, contract or commitment, whether written or oral, with any Person including, but not limited to, any officer, director, consultant, shareholder of Tanqueray, other than contracts for services, utilities, licences and the like that may be terminated by Tanqueray upon one month’s notice or less and do not, individually or in the aggregate, provide for the payment by Tanqueray of more than $1,000 per month;

(o)	Except to Linda Falkenberg, Tanqueray has no employees and is not indebted or liable to any former employees on any account whatsoever;
(i) the debt to Linda Falkenberg shall be settled in full at closing by the following:
a) transfer of certain current assets from TQY (specifically share positions in Forum Uranium and Puma)
b) transfer of the royalty interest in a shut in oil well on the McMullen property

c) issuance of a cheque made payable to or to the order of Linda Falkenberg from bank account of TOY on or before one week before closing date, leaving minimum $500 in account. For additional clarity, no monies raised from concurrent financing will be allocated to payables owing to Linda Falkenberg.

(p)
the common shares of Tanqueray are listed for trading on the TSX Venture Exchange (the “TSXV”). Except for notice from the TSX dated March 25, 2014 stating that the Company will be transferred to the NEX on June 25, 2014, Tanqueray is in all material respects in good standing with and up to date as regards all filings and procedures required by the TSXV and all rules and policies thereof and no order ceasing, halting or suspending trading in securities of Tanqueray nor prohibiting the sale of such securities has been issued to and is outstanding against Tanqueray or any of its directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;

(q)
Tanqueray is a reporting issuer as defined under the securities acts in the provinces of British Columbia and Alberta and is not in default of any requirement of such acts, the regulations and rules made thereunder, all administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted by the securities regulatory authorities in such provinces and the rules and policies of the TSXV, all as amended from time to time (collectively the “Applicable Securities Laws”) and does not appear on the list of reporting issuers in default maintained by the securities regulatory authorities of such jurisdictions as being in default of the filing requirements concerning annual or interim financial statements or other continuous disclosure documents prescribed by Applicable Securities Laws;

(p)
all information and documents filed by Tanqueray with the British Columbia and Alberta Securities Commissions, the TSXV or other authority in compliance, or intended compliance, with Applicable Securities Laws (collectively, the “Public Record”) does not contain any “misrepresentations” (as such term is defined under Applicable Securities Laws);

(q)
there is not presently outstanding against Tanqueray any judgment, decree, injunction, rule or order of any court or Governmental Authority and there are no actions, suits or proceedings (whether or not purportedly against or on behalf of Tanqueray) outstanding, pending or threatened by or against or affecting Tanqueray at law or in equity or before or by any Governmental Authority, court or other Person;

(r)	Computershare Investor Services Inc. at its principal office in the City of Calgary, has been duly appointed transfer agent and registrar for the common shares of Tanqueray;

(s)
there is no information relating to Tanqueray which is not generally known or which has not been disclosed to Gold Standard and which if known could reasonably be expected to have a materially adverse effect on the value of the Tanqueray Shares;

(t)
this LOI constitutes a valid and binding obligation of Tanqueray enforceable against Tanqueray in accordance with the terms hereof, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(u)
none of the execution and delivery of this LOI, the performance of the obligations of Tanqueray hereunder or the consummation of the transactions herein provided for will, to Tanqueray’s best knowledge and belief, (i) result in or constitute a breach of any Applicable Law or any judgment, decree, injunction, rule or order of any Governmental Authority applicable to Tanqueray or any term or provision of, or constitute a default under any constating document of Tanqueray or any agreement or other commitment to which the Tanqueray is a party or by which it is bound or (ii) result in the creation or imposition of any Encumbrance on any of the assets or properties of Tanqueray; and

(v)
Tanqueray has not entered into any agreement which would entitle any Person to any valid claim against Tanqueray or Gold Standard for a broker’s commission, finder’s fee or any like payment in respect of the purchase and sale of the Property or any other matters contemplated by this Agreement.

4.2	Survival. The representations and warranties of Tanqueray set forth in Paragraph 4.1 shall survive the Closing of the purchase and sale of the Property contemplated herein for a period of one year.

4.3
Preserve Assets.      From the date of this LOI to the date of Closing (the “Closing Date”), Tanqueray shall carry on its business and operations in the ordinary course, in a prudent, businesslike and efficient manner consistent with past practice and use its reasonable best efforts to preserve and maintain its goodwill and assets.

4.4	Carry on Business. From the date of this LOI to the Closing Date, Tanqueray shall not, without the prior written consent of Gold Standard, not to be unreasonably withheld:

(a)	purchase or sell, consume or otherwise dispose of any of its assets except in the ordinary course of business consistent with past practice;

(b)	enter into any contract or assume or incur any liability except in the ordinary course of business and which is not material;

(c)
issue any securities, including but not limited to, options, warrants or rights to acquire or convert or exchange into shares of its capital stock, save and except for the Tanqueray Shares and Tanqueray Options (as hereinafter defined);

(d)	terminate or appoint any of its directors, officers, employees or consultants, save and except as specifically contemplated herein; or

(e)	make any capital expenditure or commitment for any capital expenditure.

4.5
Special Meeting.      Promptly following the acceptance of this Offer by Gold Standard, but in any event on or before August [15], 2014, Tanqueray shall call and hold a special meeting (the “Special Meeting”) of its shareholders in accordance with its constating documents and Applicable Laws in order to obtain shareholder approval for the matters set forth below (collectively the “Special Meeting Matters”) and will prepare (in consultation with Gold Standard), file and distribute to its shareholders in a timely and expeditious manner, an information circular and any amendments or supplements to the information circular, all as required by Applicable Law and the rules and policies of the TSXV, and in all the jurisdictions where the same is required, complying in all material respects with all Applicable Laws and such information circular will include recommendations from the board of directors of Tanqueray that the shareholders vote in favour of each Special Meeting Matter:

(a)	authorize and approve, by way of special resolution, the continuation of Tanqueray from the jurisdiction of the province of Alberta to the province of British Columbia (the “Continuance”);

(b)	authorize and approve, by way of special resolution, a consolidation of Tanqueray’s issued share capital on a 3 old shares for 1 new share basis (the “Consolidation”);

(c)	if required by the TSXV, approve a change of control of Tanqueray in favour of Gold Standard;

(d)	ratify and approve a stock option plan for Tanqueray (the “Stock Option Plan”) in a form and substance reasonably satisfactory to Gold Standard in accordance with the policies of the TSXV; and

(e)	GSV will nominate the new Board of Directors for the Special Meeting and Tanqueray confirms that the current Board of Tanqueray will not stand for re-election.

(f)	such other matters as Gold Standard may reasonably require.

4.6
Tanqueray covenants and agrees to cause its directors and officers to vote their shares of Tanqueray in favour of each of the Special Meeting Matters at the Special Meeting and, if requested by Gold Standard, enter into customary support and/or voting agreements with Gold Standard with respect thereto.

5.         Representations, Warranties and Covenants of Gold Standard:

5.1       Representations and Warranties.  Gold Standard represents and warrants to and in favour of Tanqueray that:

(a)
it is duly organized, validly existing and in good standing under the laws of British Columbia, is registered or qualified to carry on business in all jurisdictions where the nature of its assets or its business require such registration or qualification, and has full power and authority to own its assets and properties and to carry on its business;

(b)	it is the beneficial owner of or has the right to acquire the interests in, or has a valid leasehold interest in, the Property as disclosed in the Public Record of Gold Standard;

(c)
it has paid all fees, taxes, lease, royalty and other payments and performed in all material respects all acts and deeds required to be paid and done under Applicable Laws and any leases, instruments, documents and other agreements pursuant to which Gold Standard holds its interest in the Property (collectively “Material Property Agreements”) and that it is not in default, in any material respect, under any such laws or Material Property Agreements, which Material Property Agreements are in full force and effect;

(d)
this LOI constitutes a valid and binding obligation of Gold Standard enforceable against Gold Standard in accordance with the terms hereof, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(e)
none of the execution and delivery of this LOI, the performance of the obligations of Gold Standard hereunder or the consummation of the transactions herein provided for will, to Gold Standard’s knowledge and belief (i) result in or constitute a breach of any Applicable Law or any judgment, decree, injunction, rule or order of any Governmental Authority applicable to Gold Standard or any term or provision of, or constitute a default under any constating document of Gold Standard or any Material Property Agreement or (ii) result in the creation or imposition of any Encumbrance on the Property, save and except for any third party consents or approvals required to be obtained by Gold Standard in connection with the sale of the Property to Tanqueray as contemplated in Paragraph 8.1(b); and

(f)
Gold Standard has not entered into any agreement which would entitle any Person to any valid claim against Tanqueray or the Property for a broker’s commission, finder’s fee or any like payment in respect of the purchase and sale of the Property or any other matters contemplated by this Agreement.

5.2
Survival.      The representations and warranties of Gold Standard set forth in Paragraph 5.1 shall survive the Closing of the purchase and sale of the Property contemplated herein for a period of one year.

5.3
Covenants.      From the date of acceptance of this LOI by Gold Standard until the Closing Date or the termination of this LOI or the Formal Agreement, as the case may be, Gold Standard covenants and agrees to maintain the Property in good standing in all material respects in accordance with all Applicable Laws and Material Property Agreements including, but not limited to, the payment of all assessment and/or maintenance and recording fees, property taxes, lease, royalty and other property payments and will not, without the prior written consent of Tanqueray, not to be unreasonably withheld, alter, modify, change or terminate its right, title or interest in, or abandon, alienate or otherwise dispose of or encumber the Property or any portion thereof.

6.         Due Diligence:

6.1       Due Diligence by Tanqueray.     Subject to Paragraph 10.2 below, for a period of 30 days following the acceptance of this Offer by Gold Standard, Tanqueray shall be entitled to perform and carry out, at its own expense, such inspections and due diligence review of the Property (including, but not limited to, title due diligence) as Tanqueray may, in its discretion, deem necessary or advisable including, but not limited to, the right of Tanqueray and its representatives, on at least three business day’s notice, to enter onto the Property at any time during normal business hours for the purposes of carrying out inspections and review (provided, however, that Tanqueray shall not, prior to the Closing, make any disturbances on or to the Property or damage the Property in any way) and Gold Standard shall cooperate with Tanqueray in such investigations and due diligence and shall provide to Tanqueray all technical and scientific information and title documents and records relating to the Property in its possession or under its control. Tanqueray shall indemnify, protect, save and hold harmless Gold Standard, its affiliates and their respective directors, officers, employees and agents from and against any and all losses, costs, damages, expenses, attorney fees, liens, claims, demands, environmental liabilities and other liabilities, obligations, suits and actions of every kind that may be imposed upon or incurred by Gold Standard, its affiliates or their respective directors, officers, employees or agents on account of, or arising directly or indirectly from, Tanqueray’s exercise of the rights granted in this Paragraph 6.1.

6.2       Due Diligence by Gold Standard.     Subject to Paragraph 10.2 below, for a period of 30 days following the acceptance of this Offer by Gold Standard, Gold Standard shall be entitled to perform and carry out, at its own expense, such inspections and due diligence review of the business, properties, operations and financial condition of Tanqueray as Gold Standard may, in its discretion, deem necessary or advisable. Tanqueray shall fully cooperate with Gold Standard in connection with such investigations and review and will forthwith provide Gold Standard access to and copies of all legal, corporate, accounting and financial information, records and documents of Tanqueray in its possession or under its control as Gold Standard may request. Gold Standard shall indemnify, protect, save and hold harmless Tanqueray, its affiliates and their respective directors, officers, employees and agents from and against any and all losses, costs, damages, expenses, attorney fees, liens, claims, demands, liabilities, obligations, suits and actions of every kind that may be imposed upon or incurred by Tanqueray, its affiliates or their respective directors, officers, employees or agents on account of, or arising directly or indirectly from, Gold Standard’s exercise of the rights granted in this Paragraph 6.2.

7.         Formal Agreement:

Forthwith following the acceptance of this Offer by Gold Standard, Tanqueray and Gold Standard shall negotiate in good faith to execute and deliver the Formal Agreement incorporating the terms and conditions of this LOI, together with such additional representations, warranties, covenants, indemnities, terms and conditions respecting the Property, the Tanqueray Shares and all matters related thereto as are usual and customary in transactions of a similar nature, character and size and the Parties will use their reasonable commercial efforts to execute and deliver the Formal Agreement within 30 days following the acceptance of this LOI by Gold Standard or such longer period as may be mutually agreeable to the Parties.  Notwithstanding the foregoing, the Parties acknowledge and agree that until such time as the Formal Agreement has been executed and delivered by the Parties, this LOI shall be legally binding upon and enforceable against the Parties in accordance with its terms and conditions.  The failure of the Parties to enter into the Formal Agreement shall in no way diminish or alter the legal and binding nature of this LOI.

8.        Conditions Precedent:

8.1            Mutual Condition.     Closing of the transactions contemplated in this LOI is subject to the satisfaction or waiver of the following conditions:

(a)	receipt of all necessary regulatory approvals for the purchase and sale of the Property and issuance of the Tanqueray Shares including, but not limited to, the acceptance of the TSXV; and

(b)
receipt of all requisite third party consents and approvals for the transfer of the Property to Tanqueray, including any required lessor consents, provided that if Gold Standard is unable to obtain the consent or approval of any third party, Tanqueray shall have the right, in its sole discretion, to proceed with the purchase of the Property, excluding the claims and/or leases for which such third party consent cannot be obtained and without adjustment to the Purchase Price, in which event this condition shall be deemed to have been waived with respect to such third party.

8.2            Tanqueray Conditions.     Closing of the transactions contemplated in this LOI is subject to the satisfaction or waiver of the following conditions in favour of Tanqueray:

(a)	Tanqueray being satisfied with the results of its due diligence review of the Property as contemplated in Paragraph 6.1 on or before June 30, 2014;

(b)	if required by the TSXV, the approval of Tanqueray’s shareholders for the change in control of Tanqueray in favour of Gold Standard; and

(c)
the representations and warranties of Gold Standard in this LOI or the Formal Agreement, as the case may be, shall be true and correct in all material respects as of the time of Closing and Gold Standard shall have complied with all covenants and obligations required to be performed by it at or before Closing.

(d)	Closing of concurrent financing of at least $800,000, at no less than $0.20 per share, post Consolidation.

8.3            Gold Standard Conditions.     Closing of the transactions contemplated in this LOI is subject to the satisfaction or waiver of the following conditions in favour of Gold Standard:

(a)	Gold Standard being satisfied with the results of its due diligence review of Tanqueray as contemplated in Paragraph 6.2 on or before June 30, 2014;

(b)
the representations and warranties of Tanqueray in this LOI or the Formal Agreement, as the case may be, shall be true and correct in all material respects as of the time of Closing and Tanqueray shall have complied with all covenants and obligations required to be performed by it at or before Closing;

(c)
the shareholders of Tanqueray shall have approved each of the Special Meeting Matters by the requisite majority including, but not limited to, the Continuation and Consolidation by way of special resolutions;

(d)
the Tanqueray Shares to be issued to Gold Standard pursuant to section 3.1 will be listed for trading on the TSXV, subject only to such escrow restrictions or hold periods, if any, required by the TSXV and a four month and one day hold period as required under Applicable Securities Laws; and

8.4            Waiver.     The conditions precedent in section 8.2 are for the sole and exclusive benefit of Tanqueray and may be waived by Tanqueray, in whole or in part, by notice in writing to Gold Standard. The conditions precedent in section 8.3 are for the sole and exclusive benefit of Gold Standard and may be waived by Gold Standard, in whole or in part, by notice in writing to Tanqueray.

8.5           Consents and Approvals.     Each of the Parties covenants and agrees to cooperate fully with the other Party and work in good faith to ensure timely receipt of all necessary third party consents and approvals for the transfer of the Property to Tanqueray and the issuance of the Tanqueray Shares to Gold Standard including, but not limited to, obtaining the requisite approvals of the TSXV and Tanqueray’s shareholders and all necessary consents and approvals from all applicable third party owners or lessors of mining claims, fee lands, leases or other mining interests comprising the Property.

9.            Termination:

9.1           Termination.     If the Closing has not occurred within 120 days following the date of acceptance of this Offer by Gold Standard (the “Long Stop Date”), either Party may terminate this LOI upon written notice delivered to the other Party by courier or e-mail, in which event this LOI shall terminate and be of no further force or effect whatsoever and neither Party shall have any further obligation or liability to the other Party hereunder, save and except as provided for in Paragraph 10.2 below.  The Parties agree to use reasonable commercial efforts to complete the purchase and sale of the Property on or before the Long Stop Date, subject to satisfaction or waiver of all conditions precedent.

10.          Other terms and conditions:

10.1         Compliance.     The Parties shall comply with all Applicable Laws during the term of this LOI.

10.2         Confidentiality.      The Parties acknowledge and agree that any non-public or otherwise confidential or proprietary information obtained through discussions, communications or negotiations between the Parties or through the due diligence disclosures contemplated in Paragraphs 6.1 and 6.2 (the “Confidential Information”), will be kept confidential and shall not be used other than in furtherance of the purpose of this LOI. This confidentiality obligation shall not apply to any Confidential Information which is now in the public domain, any information which may subsequently become public other than through breach by either Party hereto, information disclosed by third parties in respect of which such third parties are not under any obligation of confidentiality to either Party, information in the possession of the receiving Party prior to its disclosure by the disclosing Party or information which is required by law to be disclosed.  Upon the termination of this LOI, each Party will destroy all documents in its possession containing or derived from the Confidential Information, and will, at the request of the other Party, provide the other Party with an officer’s certificate confirming such destruction.  The provisions of this Paragraph 10.2 will survive for a period of two years from the date of execution of this LOI.

10.3         Publicity.     Neither Party will make any press release, public announcement or public statement about the transactions contemplated herein which has not been previously approved by the other Party, provided that nothing herein shall prohibit or restrict a Party from making a press release or filing with an applicable regulatory authority having jurisdiction including, but not limited to, the TSXV, if required to comply with Applicable Securities Laws or the policies of the TSXV and the Party making the press release or filing has, to the extent practicable while complying with Applicable Securities Laws, provided a draft copy thereof to the other Party for its review and comment at least 24 hours prior to the dissemination or filing thereof.

10.4            Further Assurances.     Each Party will provide such further documents, instruments, agreements, certificates and deeds and perform such further acts and things as may be reasonably necessary to effect the purposes of this LOI.

10.5            Notices.     All notices, requests, demands and other communications hereunder (each a “Notice”) shall be in writing and shall be deemed to have been duly given if delivered by hand or e-mailed to the Parties at their respective addresses and e-mail addresses, if any, set out on the first page hereof or to such other address or e-mail address as may be given in writing by the Parties and shall be deemed to have been received, if delivered by hand, on the date of delivery, or if e-mailed to the addresses set out above, on the business day next following the date of transmission with, in the case where delivery has been made by e-mail only, actual confirmation of receipt.

10.6            Assignment.     Neither Party shall assign this LOI or any rights or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed.

10.7            Severability.     In the event that any provision of this LOI or any part hereof is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

10.8            Currency.     Unless otherwise stated, all monetary amounts appearing in this LOI are represented in Canadian dollars.

10.9            Governing Laws.     This LOI shall be governed by and construed in accordance with the laws of the province of British Columbia without regard for choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction.

10.10          Enurement.     Subject to Paragraph 10.6, this LOI shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

10.11          Survival of Terms and Conditions.    Warranties, representations and other provisions of this LOI which by their context are meant to continue beyond termination shall survive the termination of this LOI to the full extent necessary for their enforcement and the protection of the Party in whose favor they run.

10.12          Counterparts.    This LOI may be executed in two or more counterparts and delivered by facsimile or scanned email attachment, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the date of acceptance of this Offer by Gold Standard below.

[EXECUTION PAGE TO FOLLOW]

If the foregoing Offer is acceptable to you, please indicate your acceptance by signing and returning one copy of this LOI to us at your earliest convenience.

Yours truly,

TANQUERAY EXPLORATION LTD.

Per:	/s/ Mark Wayne
Mark Wayne
Chief Executive Officer

I have authority to bind the Corporation

ACCEPTED AND AGREED TO this _______ day of May, 2014 by:

GOLD STANDARD VENTURES CORP.

Per:	/s/ Jonathan T. Awde
Jonathan T. Awde
President and Chief Executive Officer

I have authority to bind the Corporation

EXHIBIT A
Description of Property

The Property consists of the CVN Project and the Camp Douglas Project, as described below.

CVN Project

[insert list of unpatented mineral claims comprising the CVN Project]

and the following leases:

Description of Lease	Description of Claims	Underlying Royalty Interest
Mining lease and agreement dated August 25, 2008 between David Mathewson, as lessor, and Aurelio Resource Corporation, as lessee (subsequently assigned to JKR Gold Resources (USA) Inc.)	172 unpatented mining claims located in Eureka County, Nevada.
4% NSR, subject to buy down, at the lessee’s option, on gold only from 4% to 2% for lump sum payment per royalty point (i.e. 1% NSR) of between US$2,000,000 and US$8,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining lease dated November 30, 2006 between WFW Resources, LLC, as lessor, and Aurelio Resource Corporation, as lessee (subsequently assigned to JKR Gold Resources (USA) Inc.)	44 unpatented lode mining claims situated in Eureka County, Nevada.
3% NRS, provided that lessee may purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$1,500,000 and US$7,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 between KM Exploration, Ltd., as lessor, and Aurelio Resource Corporation, as lessee (subsequently assigned to JKR Gold Resources (USA) Inc.)	88 unpatented lode mining claims situated in Elko County, Nevada .
4% NRS, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

♦
♦
♦

Camp Douglas Project

Mining lease and option to purchase agreement dated August 1, 2010, as amended, between Gold Standard Ventures (US) Inc. and Diversified Inholdings, LLC, a Nevada company, with respect to 277 unpatented mineral claims and 80 acres of fee lands comprising approximately 5,026 acres in the Walker Lane Trend in Mineral County, Nevada.

EXHIBIT B
Permitted Encumbrances

[to be inserted]